Exhibit 23.3

CONSENT OF HAMILTON, RABINOVITZ & ASSOCIATES, INC.

We hereby consent to the incorporation by reference in the Post-Effective Amendment No. 2 to Registration Statement No. 033-52125 on Form S-8 pertaining to the Ashland Inc. Deferred Compensation Plan for Non-Employee Directors (Formerly Known as Ashland Oil, Inc. Deferred Compensation and Stock Incentive Plan For Non-Employee Directors) (the “Amendment”) of our being named in the Ashland Inc. Annual Report on Form 10-K for the year ended September 30, 2015, in the form and context in which we are named. We do not authorize or cause the filing of such Amendment and do not make or purport to make any statement other than as reflected in the Amendment.

/s/ Francine F. Rabinovitz
Hamilton, Rabinovitz & Associates, Inc.
By: Francine F. Rabinovitz